                                                                       EXHIBIT 8

                     SECURITY OWNERSHIP OF CERTAIN PERSONS

  The following table sets forth information regarding the stock ownership as of March 29, 1996 of all persons known to the Company to be the beneficial owner of more than five percent of the Common Stock, the directors (which includes nominees) of the Company, the named executive officers and all directors and executive officers as a group:

                                                                                NUMBER OF
           NAME                                                                 SHARES(1)       PERCENTAGE
           ----                                                                 ---------       ----------
Merrill Lynch Investors(2)..................................................    4,041,268          5.78
Loomis, Sayles & Company, L.P.(3)...........................................    5,296,418          7.57
Directors (who are not named executive officers)
John W. Boyle(4)............................................................     288,534              *
Dr. James Doluisio(5).......................................................      13,874              *
Donald F. Dunn..............................................................      26,434              *
Albert J. Fitzgibbons, III(6)...............................................       9,434              *
Margaret H. Jordan..........................................................         -0-              *
Lewis W. Lehr(7)............................................................      18,034              *
Alexis P. Michas(6).........................................................       9,350              *
Rupinder S. Sidhu(6)........................................................     107,060              *
Named Executive Officers
Stewart Turley(8)...........................................................     950,076           1.36
Francis A. Newman(9)........................................................     206,700              *
James M. Santo(10)..........................................................     102,106              *
Samuel G. Wright(11)........................................................     125,508              *
Kenneth L. Flynn............................................................         -0-              *
All directors and executive officers as a group
 (19 individuals)(12).......................................................   1,972,336           2.80

----------

 *  Less than one percent

(1) Does not include 3,075,044 shares of Common Stock beneficially owned by the Company Employees' Profit Sharing Plan (the "Plan") (4.40% of the Common Stock). The address for the Plan is P.O. Box 4689, Clearwater, Florida 34618. NationsBank, N.A. (South) is the trustee of the Plan. The Company has irrevocably committed to deposit 128,000 shares of Common Stock to the Plan during fiscal 1996.

(2) Shares of Common Stock are owned of record as follows: 201,016 shares by Merrill Lynch Capital Corporation, 2,935,828 shares by Merrill Lynch Capital Appreciation Partnership No. II, L.P., 74,268 shares by ML Offshore LBO Partnership No. II, 54,530 shares by ML Employees LBO Partnership No. I, L.P., 18,662 shares by Merrill Lynch KECALP L.P. 1986, 340,266 shares by Merrill Lynch Capital Appreciation Partnership No. B-IX, L.P., 199,310 shares by ML Offshore LBO Partnership No. B-IX, 5,068 shares by MLCP Associates L.P. No. II., 28,244 shares by Merrill Lynch KECALP L.P. 1989, 174,262 shares by ML IBK Positions, Inc. and 9,814 shares by Merchant Banking L.P. No. IV. The address for each of the aforementioned record holders is c/o Merrill Lynch & Co., Inc., Merrill Lynch World Headquarters, North Tower, New York, New York 10281. The foregoing are collectively referred to herein as the "Merrill Lynch Investors". As previously disclosed in connection with the Company's December 1995 secondary stock offering, certain of the Merrill Lynch Investors that are limited partnerships distributed approximately 921,212 shares of Common Stock owned by them to certain of their partners in April 1996. As a result of such distribution, the Merrill Lynch Investors owned 3,120,056 shares of Common Stock, representing approximately 4.45% of the Company's outstanding Common Stock.

(3) Loomis, Sayles & Company, L.P. has sole voting power over 1,687,440 shares of Common Stock, shared voting power over 800 shares of common Stock and shared dispositive power over 5,296,418 shares of Common Stock. The address for Loomis, Sayles & Company, L.P. is One Financial Center, Boston, Massachusetts 02111. The foregoing information is based on a Form 13G dated February 12, 1996.

(4) Total does not reflect 244,786 shares of Common Stock transferred to certain irrevocable trusts established by Mr. Boyle. Mr. Boyle disclaims beneficial ownership of such shares. Total includes options covering 41,600 shares of Common Stock which are exercisable as of March 29, 1996 or within 60 days thereafter.

(5) Total includes options covering 6,668 shares of Common Stock which are exercisable as of March 29, 1996 or within 60 days thereafter.

(6) Messrs. Fitzgibbons, Michas and Sidhu are directors of the Company and Merrill Lynch Capital Partners. Until July 1994 they were officers of Merrill Lynch Capital Partners and employees of ML & Co. Each disclaims beneficial ownership of shares of Common Stock beneficially owned by the Merrill Lynch Investors. The business address for Messrs. Fitzgibbons, Michas and Sidhu is 767 5th Avenue, 48th Floor, New York, New York 10153.

(7) Total includes options covering 6,668 shares of Common Stock which are exercisable as of March 29, 1996 or within 60 days thereafter.

(8) Total does not reflect the 91,990 shares of Common Stock transferred by Mr. Turley to certain family members. Mr. Turley disclaims beneficial ownership of such shares. Total includes 32,000 shares transferred by Mr. Turley to The Stewart Turley Foundation, Inc. Mr. Turley disclaims beneficial ownership of such shares. Total includes options covering 88,842 shares of Common Stock which are exercisable as of March 29, 1996 or within 60 days thereafter.

(9) Total includes options covering 200,000 shares of Common Stock which are exercisable as of March 29, 1996 or within 60 days thereafter.

(10) Total includes options covering 18,200 shares of Common Stock which are exercisable as of March 29, 1996 or within 60 days thereafter.

(11) Total includes options covering 18,200 shares of Common Stock which are exercisable as of March 29, 1996 or within 60 days thereafter.

(12) Total includes options covering 393,178 shares of Common Stock which are exercisable as of March 29, 1996 or within 60 days thereafter.

     All filings required to be filed by the Company's directors and executive officers pursuant to Section 16(a) of the Securities Exchange Act of 1934, as amended, for fiscal year 1995 were filed on a timely basis except that a Form 5 for Mr. Boyle for fiscal year 1995 that reflected a gift by him of 476 shares made during fiscal year 1995 was filed two days late.

                             EXECUTIVE COMPENSATION

          The following table sets forth certain information for the 1995, 1994 and 1993 fiscal years with respect to the Chief Executive Officer and each of the four most highly paid executive officers of the Company who were serving as executive officers at February 3, 1996 (collectively, the "named executive officers").

                           SUMMARY COMPENSATION TABLE

                                       ANNUAL COMPENSATION              LONG-TERM COMPENSATION
                                       -------------------              ----------------------
                                                                        AWARDS(2)        PAYOUTS
                                                                        ---------        -------
                                                                        NUMBER OF
                                                                        SECURITIES      LONG-TERM       ALL OTHER
NAME AND PRINCIPAL                                     OTHER ANNUAL     UNDERLYING      INCENTIVE      COMPENSATION
   POSITION(1)               YEAR   SALARY    BONUS    COMPENSATION      OPTIONS       PLAN PAYOUTS        (3)
------------------           ----   ------    -----    ------------     ----------     ------------        ---
Stewart Turley,............  1995  $651,570  $513,886       $63,076(4)      40,000         $258,300            $--
  Chairman of the            1994   621,574   511,428        60,542(4)          --          147,500         18,005
  Board and CEO              1993   601,467   201,419              --       50,000          138,750         11,327

Francis A. Newman,.........  1995  $533,449  $419,805             $--       30,000         $184,894            $--
  President and Chief        1994   516,574   424,815              --           --           65,705         13,861
  Operating Officer(5)       1993   285,601   250,000              --      430,000               --             --

James M. Santo,............  1995  $222,569  $156,537             $--       20,000         $ 73,185            $--
  Executive Vice             1994   187,602   153,160              --           --           40,250          2,699
  President --               1993   171,796    57,069              --       24,000           37,750          3,239
  Administration and
  Secretary

Samuel G. Wright,..........  1995  $231,504  $163,653             $--       60,000         $ 71,463            $--
  Executive Vice             1994   184,247   150,592              --           --           40,250          2,677
  President -- Chief         1993   167,797    55,726              --       24,000           37,750          3,101
  Financial Officer

Kenneth L. Flynn,..........  1995  $302,405  $213,460             $--       20,000         $ 43,050            $--
  Senior Vice                1994    43,259    75,000              --       50,000               --             --
  President -- Store
 Operations(6)

----------

(1) The Company has entered into employment agreements with each of the named executive officers that provide for severance payments upon the occurrence of events such as death, termination or a change in control. See "Employment Agreements."

(2) No restricted stock or stock appreciation rights were awarded or granted to the named executive officers during the year ended February 3, 1996.

(3) Each named executive officer participates in the Eckerd Corporation Profit Sharing Plan (the "Profit Sharing Plan") and the Eckerd Corporation Executive Excess Plan (the "Executive Excess Plan"). Mr. Flynn began participation in the Executive Excess Plan in January 1996. The Executive Excess Plan replaces benefits under the Profit Sharing Plan (and the Eckerd Corporation Pension Plan) which are reduced under provisions of the Internal Revenue Code of 1986 (the "Code"). The amounts allocable in 1995 to the named executive officers under the Profit Sharing Plan and the Executive Excess Plan (with respect to the Profit Sharing Plan) were not calculable as of the date hereof. The amounts allocable in 1994 and 1993 are shown in this column.

(4) Included in this amount are transportation allowances and expenses of $29,233 in 1995 and $28,022 in 1994 and payments for long-term disability insurance of $18,480 in each of 1995 and 1994.

(5) Under the terms of Mr. Newman's employment, which commenced on July 6, 1993, the aggregate amount of his annual bonus and Long Term Incentive Plan payouts were guaranteed to be not less than $250,000 in each of 1993 and 1994. Mr. Newman became the Chief Executive Officer of the Company in February 1996.

(6)   Mr. Flynn became Senior Vice President-Store Operations in December
      1994.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

          The following table presents information concerning grants of stock options during the 1995 fiscal year to each of the named executive officers. No stock appreciation rights were granted during the 1995 fiscal year.

                                                      INDIVIDUAL GRANTS                              POTENTIAL REALIZABLE
                                                      -----------------
                                 NUMBER OF                                                             VALUE AT ASSUMED
                                SECURITIES          % OF TOTAL                                      ANNUAL RATES OF STOCK
                                UNDERLYING       OPTIONS GRANTED      EXERCISE                      PRICE APPRECIATION FOR
                               OPTIONS/SARS      TO EMPLOYEES IN      PRICE PER      EXPIRATION         OPTION TERM(2)
                                                                                                        --------------
NAME                              GRANTED       FISCAL YEAR(1)          SHARE           DATE          5%             10%
----                              -------       --------------          -----           ----          --             ---
Stewart Turley............        40,000             6.57%             $15.75          5/24/05        $396,204       $1,004,058

Francis A. Newman.........        30,000             4.93               15.75          5/24/05         297,153          753,043

James M. Santo............        20,000             3.29               15.75          5/24/05         198,102          502,029

Samuel G. Wright..........        40,000             6.57               12.81          2/06/05         322,308          816,793

                                  20,000             3.29               15.75          5/24/05         198,102          502,029

Kenneth L. Flynn..........        20,000             3.29               15.75          5/24/05         198,102          502,029

---------

(1) Based on a total of 1,057,800 options granted to all employees. Except for the grant of 40,000 to Mr. Wright which options occurred on February 6, 1995, all options granted to the named executive officers were granted on May 24, 1995. Commencing three years after date of grant, the options are exercisable to the extent of 50% with an additional 25% exercisable after each of the next two successive years.

(2) The assumed rates of growth were selected by the Securities and Exchange Commission for illustration purposes and are not intended to forecast the future appreciation, if any, in the price of the Company's Common Stock. If the named executive officers realize these values, the Company's stockholders will realize aggregate appreciation in the price of the Company's Common Stock. For example, the market value of 69.958 million shares of the Company's Common Stock on May 24, 1995 based on the market price on that date was approximately $1.102 billion. If the share price of the Company's Common Stock increases by 5% and 10% per year for the same number of shares, the approximate market value on May 24, 2005 would be approximately $1.795 billion and $2.858 billion, respectively.


              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                        AND FY-END OPTION/SAR VALUES(1)

       The following table presents information concerning the value of unexercised stock options at the end of the 1995 fiscal year with respect to the named executive officers. No SARs are currently outstanding.

                            NUMBER OF SECURITIES               VALUE OF
                                 UNDERLYING                   UNEXERCISED
                                 UNEXERCISED                 IN-THE-MONEY
                               OPTIONS/SARS AT              OPTIONS/SARS AT
                                   FY-END                       FY-END
NAME                     (EXERCISABLE/UNEXERCISABLE)  (EXERCISABLE/UNEXERCISABLE)
----                     ---------------------------  ---------------------------
Stewart Turley.........      88,842/90,000              $  1,522,308/$977,500

Francis A. Newman......     200,000/260,000             $  3,350,000/$3,972,500

James M. Santo.........      18,200/44,000              $    311,857/$474,000

Samuel G. Wright.......      18,200/84,000              $    311,857/$831,500

Kenneth L. Flynn.......           0/70,000              $          0/$507,500

----------

(1) None of the named executive officers exercised any options during the 1995 fiscal year.

           LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR(1)

          The following table presents information regarding Long-Term Incentive Plan Awards made during the 1995 fiscal year to each of the named executive officers.

                      PERFORMANCE OR
                       OTHER PERIOD    ESTIMATED FUTURE PAYOUTS UNDER
                     UNTIL MATURATION   NON STOCK PRICE-BASED PLANS
                                        ---------------------------
       NAME             OR PAYOUT      THRESHOLD    TARGET   MAXIMUM
       ----             ---------      ---------    ------   -------
Stewart Turley.....     1995-1997       $32,500    $279,825  $325,000

Francis A. Newman..     1995-1997        26,550     228,596   265,500

James M. Santo.....     1995-1997        11,000      94,710   110,000

Samuel G. Wright...     1995-1997        11,500      99,015   115,000

Kenneth L. Flynn...     1995-1997        15,000     129,150   150,000

----------


(1) All amounts shown represent grants made pursuant to the Company's Executive Three Year Bonus Plan. The bonus awards are granted annually and the payment of such awards are contingent on the attainment of certain performance criteria. The total payment with respect to a grant is based on the annual average increase in the Company's earnings before interest and taxes, as adjusted, and the average annual return on investment, during a three-year performance period consisting of the current year and the succeeding two years, subject to achieving certain specified minimum performance objectives for the three-year period, and are calculated as a percentage of a participant's annual base salary as of the beginning of a three-year performance period. The range of payment of the bonus award is from zero to fifty percent of the participating executive's annual base salary at the beginning of a performance period. The threshold amount is the amount that would be paid for meeting the minimum level of performance for which an award would be payable under the plan. Since a target award is not applicable, the target amount is representative of the amount which would be paid on the payout date based on the previous fiscal year's performance results.


THE ECKERD CORPORATION PENSION PLAN

  The Eckerd Corporation Pension Plan (the "Pension Plan") is qualified under the Code and is non-contributory. Employees who retire or terminate as vested participants are entitled to receive retirement benefits under a final average compensation formula. To the extent benefits cannot be provided under the Pension Plan due to the limitations imposed by Sections 415 and 401(a)(17) of the Code, such benefits will be provided for Messrs. Turley, Newman, Santo and Wright under The Eckerd Corporation Executive Excess Plan (the "Excess Plan") which is not qualified under the Code. Mr. Flynn did not participate in the Excess Plan until January 1996.

  The following table sets out the estimated Minimum Annual Retirement Benefits payable at age 65 for the noted levels of final average annual compensation and years of service:

                               PENSION PLAN TABLE


FINAL AVERAGE              CREDITED YEARS OF SERVICE(1)
                           ----------------------------
 COMPENSATION    15 YEARS  20 YEARS  25 YEARS  30 YEARS  35 YEARS
 ------------    --------  --------  --------  --------  --------
$ 250,000......  $ 59,250  $ 79,000  $ 98,750  $ 98,750  $ 98,750
  350,000......    82,950   110,600   138,250   138,250   138,250
  450,000......   106,640   142,200   177,750   177,750   177,750
  550,000......   130,350   173,800   217,250   217,250   217,250
  650,000......   154,050   205,400   256,750   256,750   256,750
  750,000......   177,750   237,000   296,250   296,250   296,250
  850,000......   201,450   268,600   335,750   335,750   335,750
  950,000......   225,150   300,200   375,250   375,250   375,250
1,050,000......   248,850   331,800   414,750   414,750   414,750
1,150,000......   272,550   363,400   454,250   454,250   454,250
1,250,000......   296,250   395,000   493,750   493,750   493,750
1,350,000......   319,950   426,600   533,250   533,250   533,250
1,450,000......   343,650   458,200   572,750   572,750   572,750

----------

(1) The Pension Plan provides for a Minimum Annual Retirement Benefit at age 65 after 25 years of service equal to 24% of final average compensation plus 15.5% of final average compensation in excess of an employee's average Social Security maximum taxable wage base for the 35 years ending with the employee's Social Security normal retirement age. The Minimum Annual Retirement Benefit includes the income which could be provided by a monthly annuity for life purchased with the Profit Sharing Plan vested account balance. Final average compensation is the average compensation (including base salary, Key Management Bonus, and Executive Three-Year Bonus which are set forth under the headings "Salary," "Bonus," and "Long-Term Incentive Plan Payouts" in the Summary Compensation Table) for the highest consecutive five of the final ten years of employment. It also includes certain perquisites. The retirement benefit amounts shown are age 65 single life annuity amounts and are not subject to any deduction for Social Security or other offset amounts. The years of service and the current level of compensation recognized for retirement purposes (which would be used to calculate average annual compensation) for the named executive officers are as follows: Mr. Turley, 29 years and $1,370,319, Mr. Newman, 2 years and $1,050,354, Mr. Santo, 19 years and $436,583, Mr. Wright, 13 years and $432,923 and Mr. Flynn, 1 year and $318,807. The final average compensation for retirement purposes for the relevant five year period is as follows: Mr. Turley $1,061,041, Mr. Santo, $307,929 and Mr. Wright, $299,967. Because Mr. Newman and Mr. Flynn have not completed 5 years of service with the Company and therefore do not yet have a vested benefit, there are no relevant final average compensation calculations for them.

THE EXECUTIVE SUPPLEMENTAL BENEFIT PLAN

  The Executive Supplemental Benefit Plan (the "ESBP") is a non-qualified, non-contributory plan that provides for supplemental retirement and death benefits for the executive officers, including the named executive officers, and other key management employees of the Company.

  The following table sets out the estimated annual benefits payable at age 65 for the noted levels of mid-point salaries:


  COVERED SALARY(1)                   ANNUAL BENEFIT PAYABLE(2)
  -----------------                   -------------------------
    $ 100,000                                 $ 25,000
      200,000                                   50,000
      300,000                                   75,000
      400,000                                  100,000
      500,000                                  125,000
      600,000                                  150,000
      700,000                                  175,000

----------

(1) Under the ESBP, the Company is obligated to pay a participant commencing at age 65 an annual amount equal to 25% of the participant's covered salary in equal monthly installments for 15 years. The covered salary is the mid-point of a salary range for a particular executive position that is calculated by the Company. It does not relate to the figures provided in the Summary Compensation Table. The covered salaries for 1995 recognized for retirement purposes for the named executive officers are as follows:
     Mr. Turley, $615,200, Mr. Newman, $508,800, Mr. Santo, $261,200, Mr.
     Wright, $287,300 and Mr. Flynn, $287,300. As of 1995, the years of service recognized for retirement purposes with respect to the ESBP were the same as those provided with respect to the Pension Plan. The ESBP also provides that, in the event of the death of a participant prior to retirement, the participant's beneficiary is entitled to receive either (a) a lump sum payment equal to four times the participant's covered salary, or (b) an amount equal to 90% of the participant's covered salary for the first year after death plus 45% of the covered salary annually for the next nine years.

(2) Assumes the sum of the participant's age and the number of years of service (which cannot be less than 5) is at least 70. If less than 70, benefits are prorated pursuant to a formula.

EMPLOYMENT AGREEMENTS

  Mr. Turley entered in an employment and consulting agreement with the Company which became effective on February 4, 1996. The agreement provides for Mr. Turley to serve as the Company's Chairman of the Board until January 31, 1998 and then to serve as a consultant to the Company until February 3, 2001. The agreement provides for an annual base salary of $650,000 for his services as Chairman, an annual consulting fee of $325,000 for his services as a consultant, and that Mr. Turley will continue to participate in the Company's Executive Three Year Bonus Plan while serving as Chairman. The agreement provides that (i) upon Mr. Turley's death or disability during the term of the agreement, the Company will pay Mr. Turley or his estate a lump sum payment in the amount of the base salary or consulting fee or both, as the case may be, that would have been payable to him during the remainder of the term (the "Termination Payment"), (ii) upon an involuntary termination other than for cause, the Company will pay the Termination Payment plus, if the termination occurs while he is serving as the Chairman of the Company, a pro rata portion of any bonus compensation payable to him under the Executive Three Year Bonus Plan and the Company will continue certain insurance and medical benefits for a period of 18 months, and (iii) upon the termination of Mr. Turley's agreement by the Company or by Mr. Turley for Good Reason (as defined in the agreement) within two years after a Change in Control (as defined in the agreement), the Company will pay him the Termination Payment plus all accrued but unpaid bonus compensation, and all previously granted incentive awards will become vested and, if the termination occurs during his service as Chairman, the Company will pay him an additional payment equal to two times his annual base salary and will continue certain insurance and medical benefits for a period of two years.

  The Company entered into an employment agreement with Mr. Newman that became effective on February 4, 1996 that provides for an initial base salary of $575,000. The agreement is for an initial term of one year and is thereafter automatically renewed on a year-to-year basis, unless terminated by the Company or Mr. Newman. The agreement provides that upon involuntary termination of employment (except for cause) the Company will pay Mr. Newman a severance payment in an amount equal to two times his then current annual base salary in monthly installments plus a pro rata portion of certain bonus compensation payable under certain bonus plans, and subject to certain limitations, the Company will continue certain insurance and medical benefits. The severance payments and benefits are payable for two years. The agreement provides that upon the termination of employment by the Company or by Mr. Newman for Good Reason (as defined in the agreement) within two years after a Change in Control (as defined in the agreement), the Company will (a) pay Mr. Newman a lump sum severance payment in an amount equal to 2.9 times his base salary, plus a pro rata portion of his applicable bonus compensation, (b) continue certain insurance and medical benefits for a period of two years, and (c) immediately vest all previously granted incentive awards.

  The Company entered into employment agreements with Messrs. Santo, Wright and Flynn that became effective on February 4, 1996 that provide for initial base annual salaries of $241,000, $265,000, and $309,000, respectively, and for bonuses pursuant to bonus plans that the Company allows them to participate in from time to time. Each employment agreement is for an initial term of one year and is thereafter automatically renewed on a year-to-year basis, unless terminated by the Company or the employee. Each of the three employment agreements provides (i) upon an involuntary termination other than for cause, the Company will continue to pay their base annual salaries in monthly installments for a period of two years with respect to Messrs. Santo and Wright and for a period of one year with respect to Mr. Flynn, and will also pay them a pro rata portion of such employees' applicable bonus compensation and that the Company will continue certain insurance and medical benefits for a period of two years with respect to Mr. Santo and Wright and one year with respect to Mr. Flynn, (ii) upon the termination of employment by the Company or by the employees for Good Reason (as defined in the agreements) within two years after a Change in Control (as defined in the agreements), the Company will (a) pay the employees a lump sum severance payment in an amount equal to 2.9 times the employees' base salary, plus a pro rata portion of such employees' applicable bonus compensation, (b) continue certain insurance and medical benefits for a period of two years, and (c) immediately vest all of them previously granted incentive awards.

  In the event any payment by the Company to Messrs. Turley, Newman, Santo, Wright or Flynn upon a Change in Control is determined to be subject to the excise tax imposed by Section 4999 of the Code, the Company is required to pay them an amount on an after-tax basis equal to the excise tax imposed.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company's Executive Compensation and Stock Option Committee consists of Lewis W. Lehr, Donald F. Dunn and Albert J. Fitzgibbons, III. Mr. Fitzgibbons is a member of the Board of Directors of Merrill Lynch Capital Partners and, until July 1994, was a Managing Director of ML & Co. Both Merrill Lynch Capital Partners and ML & Co. are affiliated with the Merrill Lynch Investors. The Merrill Lynch Investors held 38.33% of the Company's Common Stock as of March 31, 1995 and 5.78% of the Company's Common Stock as of March 29, 1996.

  Merrill Lynch Capital Partners, a Delaware corporation and an affiliate of ML & Co., initiates and structures transactions commonly referred to as leveraged or management buyouts involving publicly owned companies, privately owned companies and subsidiaries and divisions of both publicly and privately owned companies, and manages a fund of equity capital committed by institutional investors for investment in the equity portion of leveraged buyout transactions.

  Merrill Lynch Capital Partners or its affiliates is the direct or indirect managing partner of Merrill Lynch Capital Appreciation Partnership No. II, L.P., ML Offshore LBO Partnership No. II, ML Employees LBO Partnership No. I, L.P., Merrill Lynch KECALP L.P. 1986, Merrill Lynch Capital Appreciation Partnership No. B-IX, L.P., ML Offshore LBO Partnership No. B-IX, MLCP Associates L.P. No. II, Merrill Lynch KECALP L.P. 1989, Merchant Banking L.P. No. IV, ML Oklahoma Venture Partners, Limited Partnership and ML Venture Partners II, L.P., which are, or during fiscal 1995 were, stockholders of the Company. Merrill Lynch Capital Corporation and ML IBK Positions, Inc., affiliates of Merrill Lynch Capital Partners, are also a stockholders of the Company.

  In January 1987, the Company entered into a sale and leaseback agreement involving 72 Eckerd Drug stores, in a transaction arranged by and including certain affiliates of ML & Co. Pursuant to this agreement, the Company sold 72 Eckerd Drug stores for $48.1 million and is obligated to lease them back for a minimum term of ten years. The Company paid a fee equal to 1 1/2% of the sales price, or approximately $721,500, to an affiliate of ML & Co. for arranging the transaction. Lease payments by the Company, payable semi-annually, are approximately $5.9 million per annum. An affiliate of ML & Co. was paid a management fee of approximately $74,000 in 1995 out of such lease payments. The Company believes that the terms of this agreement were no less favorable to the Company than could have been obtained from unaffiliated third parties.

  In April 1989, the Company entered into a Master Lease (the "Master Lease") with a third-party lessor ("Lessor") established by an affiliate of ML & Co. Under the Master Lease the Lessor finances the purchase of sites for development as Eckerd Drug stores and finances the construction of the buildings and the acquisition of equipment. The selection of sites and construction of improvements was undertaken by the Company acting as the Lessor's agent pursuant to a construction agency agreement (the "Agreement for Lease"). Under the Agreement for Lease, the Company constructed the improvements and leased the properties from the Lessor pursuant to the Master Lease. As of February 3, 1996, there were 12 stores leased under the Master Lease with a total acquisition and construction cost of approximately $18.4 million. The Company pays a structure fee to the ML & Co. affiliate equal to 1% of the cost of the land, building and equipment leased under the Master Lease plus an administration fee. The Company paid the ML & Co. affiliate fees totaling approximately $43,000 for the year ended February 3, 1996. The Company believes that the terms of this

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arrangement were no less favorable to the Company than could have been obtained from unaffiliated third parties.

  On July 27, 1995, the Company completed the sale of 12,351,000 shares of the Company's Common Stock (the "August Offering"). Of the shares sold in the August Offering, 5,350,000 shares were sold by the Company and 7,001,000 shares were sold by the Merrill Lynch Investors. The Company and the Merrill Lynch Investors paid ML & Co. approximately $3.0 million in underwriting commissions and related fees in connection with the August Offering.

  On December 7, 1995, the Company completed the sale of 12,000,000 shares of the Company's Common Stock (the "December Offering"), all of which were sold by the Merrill Lynch Investors. The Merrill Lynch Investors paid ML & Co. approximately $5.0 million in underwriting commissions and related fees in connection with the December Offering.

  The Company paid the expenses of the August Offering and the December Offering and the Company and the Merrill Lynch Investors also agreed to indemnify ML & Co., as one of the Underwriters, against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.

             REPORT OF THE EXECUTIVE COMPENSATION AND STOCK OPTION
                      COMMITTEE ON EXECUTIVE COMPENSATION

  The Executive Compensation and Stock Option Committee of the Board of Directors (the "Committee"), composed of three non-management directors of the Board of Directors of the Company, reviews the performance of the Company's executive personnel and develops and makes recommendations to the Board with respect to executive compensation policies. The Committee reviews, approves and submits to the Board for its acceptance the financial targets for the executive compensation program, long term incentive plans, incentive objectives for management for the upcoming fiscal year and salary increases for executives.

  The objectives of the Committee are to support the achievement of desired Company performance, to provide compensation and benefits that will attract and retain superior talent and reward performance, and to make a portion of compensation relate specifically to the outcome of corporate performance.

  The Committee has access to independent compensation data and is authorized, if determined appropriate in any particular case, to engage outside compensation consultants. The Committee engaged a compensation consultant during 1994 to review the Company's executive compensation program and made certain previously disclosed changes to the Company's executive compensation program based on the consultant's recommendations.

  The executive compensation program is generally comprised of base salary, performance bonuses in the form of the Key Management Bonus Plan, and long term incentives in the form of stock options and the Company's Executive Three Year Bonus Plan. The compensation program also includes various benefits, including a supplemental executive retirement program, health insurance plans and programs, and pension, profit sharing and retirement plans in which substantially all of the Company's employees participate.

  All of the Company's 1995 compensation is anticipated to be fully deductible under Section 162(m) of the Code ("Section 162(m)"). The following sections of this report contain information concerning each component of the Company's executive compensation program.

BASE SALARY

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  In determining the base salary levels for the Company's executive officers, the Committee reviews independent compensation data which provide compensation information with respect to companies in the same or similar business, companies of similar size and companies with comparable locations. Based on a review of this information, the Committee attempts to set its base salaries at competitive levels. Because of its desire to maintain flexibility, the Committee does not necessarily set its base salaries at a specific level relative to other companies. In each instance, base salary takes into account the individual's level of experience and the individual's performance on behalf of the Company.

KEY MANAGEMENT BONUS PLAN

  Executives of the Company (including the named executive officers ) as well as certain other key employees participate in the Key Management Bonus Plan ("KMBP"). KMBP is a performance-based plan which takes into account the Company's overall financial performance for the previous fiscal year. Generally the plan considers the following three factors relating to Company performance for the previous fiscal year: the Company's earnings before interest and taxes; return on investment; and sales. In addition to these three factors, bonuses for certain executives (other than the named executive officers) and for certain key employees are based upon financial performance related to such officer's or employee's geographic business area or business group.

EXECUTIVE THREE YEAR BONUS PLAN

  Bonus awards made under this plan are made annually based on the annual average increase in the Company's earnings before interest and taxes, as adjusted, and the average annual return on investment during a three year performance period consisting of the current year and the succeeding two years, subject to achieving certain specified minimum performance objectives for the three year period, and are calculated as a percentage of a participant's annual base salary at the beginning of a three year performance period. The range of a bonus award is from zero to a maximum of fifty percent of the participating executives' annual base salary at the beginning of a performance period. The Board of Directors, upon recommendation of the Committee, determines which executives may participate in this plan. All named executive officers participate in this plan.

1993 AND 1995 STOCK OPTION AND INCENTIVE PLANS

  The Committee believes that employee equity ownership provides significant additional motivation to executive officers to maximize values for the Company's stockholders and therefore periodically recommends to the Board of Directors grants of stock options to the Company's employees, including its executive officers. The Company believes that granting stock options provides a long term incentive to such persons to contribute to the growth of the Company and establishes a direct link between compensation and stockholder return, measured by the same index used by stockholders to measure Company performance. As of March 31, 1996, approximately 360 individuals had been granted stock options under the Company's two option plans since the inception of the plans.

  The plans provide that a total of 7,333,334 shares (3,333,334 shares under the 1993 plan and 4,000,000 shares under the 1995 plan) of common stock were reserved for issuance under the plans. Awards are available under these plans in the form of stock options, stock appreciation rights, limited stock appreciation rights, and restricted stock. The purpose of these plans is to advance the interest of the Company and its shareholders by providing eligible employees with an opportunity to acquire a proprietary interest in the Company, to increase their efforts on behalf of the Company, to promote the successful conduct of its business, and to provide them with an incentive to remain in the Company's employment. The Committee has the exclusive discretion to

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select the employees and the time or times at which awards will be granted, to determine the type, size and terms of each award, to modify the terms of any award and to determine when awards will be granted and paid.

  In general, the Committee has historically made its awards based upon subjective factors such as relative position and responsibilities of each recipient, and historical and expected contributions of each recipient to the Company, and in determining the amount of an award also considers the amount and terms of options and restricted stock already held by recipients. In 1995 the Committee decided to consider granting stock option awards annually pursuant to suggested option award guidelines developed by the Committee. The Committee followed these guidelines in making option awards in 1995.

CHIEF EXECUTIVE OFFICER COMPENSATION AND COMPANY PERFORMANCE

  The Chief Executive Officer's compensation for 1995 was earned pursuant to the executive compensation plans described in the preceding sections of this report. He participated in both the KMBP and the Executive Three Year Bonus Plan, and the performance factors and criteria on which his 1995 compensation was based are thus the same as those applicable to each of those plans, as summarized in the preceding sections. Because the KMBP and the Executive Three Year Bonus Plan are based upon the Company's earnings before interest and taxes, annual return on investment, and sales (KMBP only), a significant part of the Chief Executive Officer's compensation was tied directly to the Company's performance in these areas. The Chief Executive Officer's 1995 stock option award was made by the Committee pursuant to the guidelines developed by the Committee.

                            Lewis W. Lehr, Chairman
                            Donald F. Dunn
                            Albert J. Fitzgibbons, III

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